LifeQuest World Corp.

100 Challenger Road, 8th Floor

Ridgefield Park, NJ 07660

May 18, 2020

Securities and Exchange Commission

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attn: Diane Fritz and Anuja A. Majmudar

Re:	LifeQuest World Corp.
Pre-Qualification Amendment No. 5 to Offering Statement on Form 1-A
Filed May 8, 2020
File No. 024-11073

Dear Ladies and Gentlemen:

LifeQuest World Corp. (the “Company”) respectfully requests that the above-referenced Offering Statement on Form 1-A be declared qualified by the Securities and Exchange Commission, effective at 4:00 PM Eastern Time on Wednesday, May 20, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Max Khan
Name:	Max Khan
Title:	CEO